FORM 4                                                      UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                                                                            WASHINGTON, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                                            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a)

of the obligations may continue. Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue See Instruction 1(b).

1. Name and Address of Reporting Person*

Stein, Israel M
(Last) (First) (Middle)

17 Edge Hill Road
(Street)

Chestnut Hill, MA 02467
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol: Novitron International, Inc. (NOVI)

3. I.R.S. or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year:         December 2001

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

[X] Director
[X] Officer Title CEO
[X ] 10% Owner
[ ] Other Specify ____________

7. Individual or Joint/Group Filing (Check Applicable Line)

[X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4,5)			5. Amount of Securities Beneficially owned at end of month (Instr. 3 , 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	12/27/01	M		2500	A	4.25	449422	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (M/D/Y)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4,5)		6. Date Exercisable and Expiration Date (M/D/Y)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially owned at end of month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Options	4.25	12/27/01	X			2500	June 01	June 07	Common	2500	4.25	75000	D

Explanation of Responses:

                                                                                                                                                                    /s/      Israel M. Stein              1/02/02
                                                                                                                                                                            **Signature of Reporting Person          Date

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.